===================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


           For the fiscal year ended December 31, 1997 Commission File
                                  Number 1-973

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07101
                          MAILING ADDRESS: P.O. Box 570
                          NEWARK, NEW JERSEY 07101-0570


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   See page 2.




      ===================================================================

Stable Value Fund                    PROVIDENT NATIONAL ASSURANCE
PRIMCO CAPITAL MANAGEMENT            COMPANY
101 SOUTH FIFTH STREET, SUITE 2150   FOUNTAIN SQUARE
LOUSIVILLE, KY 40202                 CHATTANOOGA, TENNESSEE 37402

PRINCIPAL MUTUAL LIFE                CAISSE des DEPOTS
INSURANCE COMPANY                    9 WEST 57th STREET
THE PRINCIPAL FINANCIAL GROUP        NEW YORK, NEW YORK 10019
DES MOINES, IOWA 50392-0001

METROPOLITAN LIFE INSURANCE          Enterprise Common Stock Fund and ESOP Fund
COMPANY                              PUBLIC SERVICE ENTERPRISE GROUP
ONE MADISON AVENUE                   INCORPORATED
NEW YORK, NEW YORK 10010-3690        80 PARK PLAZA
                                     NEWARK, NJ 07101-1171

ALLSTATE LIFE INSURANCE              Large Company Stock Index Fund
COMPANY                              THE VANGUARD GROUP
ALLSTATE PLAZA WEST                  INSTITUTIONAL DIVISION
3100 SANDERS ROAD                    P.O. BOX 2900
NORTHBROOK, ILLINOIS 60062           VALLEY FORGE, PA 19482

J.P. MORGAN                          Intermediate Government Securities Fund
60 WALL STREET                       DELAWARE MANAGEMENT COMPANY INC.
NEW YORK, NEW YORK 10260             ONE COMMERCE SQUARE
                                     2005 MARKET STREET
                                     PHILADELPHIA, PA 19103

NEW YORK LIFE INSURANCE              International Stock Fund
COMPANY                              T. ROWE PRICE INC.
501 MADISON AVENUE                   100 EAST PRATT STREET
NEW YORK, NEW YORK 10010             BALTIMORE, MARYLAND 02120

THE CHASE MANHATTAN BANK             Mid/Small Company Stock Fund
270 PARK AVENUE                      PUTNAM INVESTMENTS
NEW YORK, NEW YORK 10017             P.O. BOX 41203
                                     PROVIDENCE, RHODE ISLAND 02940

FIRST ALLMERICA FINANCIAL LIFE
INSURANCE COMPANY
440 LINCOLN STREET
WORCESTER, MASSACHUSETTS 01653

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                     ---------------------------------------
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN


                                      INDEX

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT...........................................       4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1997 AND 1996.....................................     5-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996.......................    9-12

NOTES TO FINANCIAL STATEMENTS..........................................   13-25

SIGNATURES.............................................................     26

EXHIBIT INDEX..........................................................     27

                          INDEPENDENT AUDITORS' REPORT




Employee Benefits Committee of
Public Service Electric and Gas Company:

We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Thrift and Tax- Deferred Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plans and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 5, 1998


                                                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                  THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                        As of December 31, 1997
                                                                           Supplemental Information by Fund
                                                         ---------------------------------------------------------------------
                                                                                         Large
                                                                        Enterprise      Company      Interm.
                                                            Stable        Common         Stock      Government  International
                                                             Value         Stock         Index      Securities      Stock
                                                Total        Fund          Fund          Fund          Fund         Fund
                                           -----------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
       Benefit Plan Trust                   $502,663,165  $210,845,416   $48,490,434  $108,715,029   $5,504,992   $19,090,410
      Receivables-Investments Sold               302,668             -       302,668             -            -             -
      Receivables-Interest and Dividends       1,101,111     1,097,432         3,679             -            -             -
                                           -----------------------------------------------------------------------------------

        Total Assets                        $504,066,944  $211,942,848   $48,796,781  $108,715,029   $5,504,992   $19,090,410
                                           ===================================================================================

LIABILITIES
 Accounts Payable                              $ 840,741    $ (798,775)    $ 202,534     $ 445,596      $ 2,354     $ 490,588
 Transfer to/from Employee Savings Plan           (1,943)       (1,943)            -             -            -             -
 Forfeitures                                      10,429             -         6,753         1,660          321           356
                                           -----------------------------------------------------------------------------------
        Total Liabilities                        849,227      (800,718)      209,287       447,256        2,675       490,944
                                           -----------------------------------------------------------------------------------

     Net Assets Available for Benefits      $503,217,717  $212,743,566   $48,587,494  $108,267,773   $5,502,317   $18,599,466
                                           ===================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.








                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                     THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                            As of December 31, 1997

                                                                 Supplemental Information by Fund (Concluded)
                                           -----------------------------------------------------------------------------------------


                                               Mid/Small     Conserv.      Moderate    Aggressive
                                                Company      Pre-Mix       Pre-Mix      Pre-Mix       ESOP       Holding    Trust
                                               Stock Fund    Portfolio     Portfolio    Portfolio     Fund       Account  Loan Fund
                                           -----------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
        Benefit Plan Trust                    $29,445,972  $13,370,272   $27,710,916  $22,548,413  $5,292,291   $554,186 $11,094,834
      Receivables-Investments Sold                     -            -             -            -           -          -            -
      Receivables-Interest and Dividends               -            -             -            -           -          -            -
                                           -----------------------------------------------------------------------------------------

         Total Assets                         $29,445,972  $13,370,272   $27,710,916  $22,548,413  $5,292,291   $554,186 $11,094,834
                                           =========================================================================================

LIABILITIES
 Accounts Payable                              $   83,943    $ (82,013)     $ 88,155     $ 47,558       $ 423   $409,814   $(49,436)
 Transfer to/from Employee Savings Plan                -            -             -            -           -          -           -
 Forfeitures                                          446          102           109          682           -          -          -
                                           -----------------------------------------------------------------------------------------
        Total Liabilities                          84,389      (81,911)       88,264       48,240         423    409,814    (49,436)
                                           -----------------------------------------------------------------------------------------

     Net Assets Available for Benefits        $29,361,583  $ 13,452,183  $27,622,652  $22,500,173  $5,291,868   $144,372 $11,144,270
                                           =========================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


                                                          PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                             THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                   As of December 31, 1996

                                                                     Supplemental Information by Fund
                                                  -------------------------------------------------------------------------
                                                                                             Large
                                                                               Enterprise   Company               Interm.
                                                 Equities           Stable       Common      Stock    Utilities  Government
                                                  Growth  Balanced   Value        Stock      Index    Equities   Securities
                                         Total     Fund    Fund      Fund         Fund        Fund      Fund       Fund
                                     --------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
     Benefit Plan Trust              $449,181,673  $-     $-      $231,052,943  $42,281,519 $75,429,866  $ -     $5,411,340
  Receivables-Interest and Dividends    1,273,044   -      -         1,258,680       13,873          -     -          -
                                     --------------------------------------------------------------------------------------
         Total Assets                $450,454,717  $-     $-      $232,311,623  $42,295,392 $75,429,866  $ -     $5,411,340
                                     ======================================================================================

LIABILITIES

 Accounts Payable                       $ 195,199  $-     $-      $    143,307     $ 38,569   $  90,219  $ -      $   2,804
 Transfer to/(from) Employee
     Savings Plan                         181,176   -      -           168,771           -          -      -            -
 Forfeitures                                4,303   -      -           -                598       1,885    -             21
                                     --------------------------------------------------------------------------------------
        Total Liabilities                 380,678  -       -           312,078       39,167      92,104    -          2,825
                                     --------------------------------------------------------------------------------------

   Net Assets Available for Benefits $450,074,039  $-     $-      $231,999,545 $ 42,256,225 $75,337,762  $ -     $5,408,515
                                     ======================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.







                                                            PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                              THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                    As of December 31, 1996
                                                          Supplemental Information by Fund (Concluded)
                                    --------------------------------------------------------------------------------------------


                                    International Mid/Small  Conserv.    Moderate     Aggressive
                                       Stock      Company    Pre-Mix     Pre-Mix       Pre-Mix       ESOP    Holding   Trust
                                       Fund     Stock Fund  Portfolio    Portfolio     Portfolio     Fund    Account  Loan Fund
                                    -------------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
     Benefit Plan Trust              $ 19,716,058 $15,217,008 $8,453,723 $20,189,441 $14,165,616 $5,339,552 $89,921 $11,834,686
  Receivables-Interest and Dividends          -           -          -           -           -           93     398          -
                                    -------------------------------------------------------------------------------------------
         Total Assets                $ 19,716,058 $15,217,008 $8,453,723 $20,189,441 $14,165,616 $5,339,645 $90,319 $11,834,686
                                    ===========================================================================================

LIABILITIES

 Accounts Payable                     $  (12,800) $ (151,503)   $  9,114    $ 75,319   $(16,376)  $   9,686 $43,210  $ (36,350)
 Transfer to/(from) Employee
     Savings Plan                             -           -        6,190       6,215           -         -        -          -
 Forfeitures                                 304       1,091          43          87         274         -        -          -
                                    -------------------------------------------------------------------------------------------
        Total Liabilities                (12,496)   (150,412)     15,347      81,621     (16,102)     9,686  43,210    (36,350)
                                    -------------------------------------------------------------------------------------------

   Net Assets Available for Benefits $ 19,728,554 $15,367,420 $8,438,376 $20,107,820 $14,181,718 $5,329,959 $47,109 $11,871,036
                                    ===========================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.



                                                          PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                         THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS
                                                                 AVAILABLE FOR BENEFITS
                                                           For the Year Ended December 31, 1997

                                                                         Supplemental Information by Fund
                                                    -------------------------------------------------------------------

                                                                   Enterprise       Large     Intermediate
                                                                     Common        Company    Government  International
                                                    Stable Value      Stock      Stock Index  Securities     Stock
ADDITIONS                                  Total        Fund          Fund          Fund        Fund         Fund
                                      ---------------------------------------------------------------------------------
 Participant Deposits                  $ 29,994,074   $ 9,898,808   $ 3,373,229   $ 5,856,382  $ 425,075   $ 2,086,826
 Employers Contributions                  7,838,936     2,914,900       509,513     1,545,771    120,656       547,793
 Interfund Transfers - net                        -   (18,391,914)   (4,310,890)    8,169,060   (448,913)   (2,438,528)
                                      ---------------------------------------------------------------------------------
      Total Deposits and Contributions   37,833,010    (5,578,206)     (428,148)   15,571,213     96,818       196,091
                                      ---------------------------------------------------------------------------------

Plan Interest in Master
   Trust Investment Income               65,619,099    14,250,996    10,812,598    25,575,566    479,157       987,310
                                      ---------------------------------------------------------------------------------
        Total Additions                 103,452,109     8,672,790    10,384,450    41,146,779    575,975     1,183,401
                                      ---------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                             51,255,662    28,230,956     4,038,661     8,351,977    481,424     2,415,781
 Forfeitures                                340,335        97,171        32,201        88,570      9,305        31,606
 Administrative Expenses                    998,056       542,304        87,402       164,637      9,895        37,730
 Transfer to/(from) Employee
   Savings Plan                          (2,285,625)     (941,662)     (105,083)     (388,416)   (18,451)     (172,631)
                                      ---------------------------------------------------------------------------------
        Total Deductions                 50,308,428    27,928,769     4,053,181     8,216,768    482,173     2,312,486
                                      ---------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS           53,143,681   (19,255,979)    6,331,269    32,930,011     93,802    (1,129,085)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR          450,074,036   231,999,545    42,256,225    75,337,762  5,408,515    19,728,551
                                      ---------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR           $503,217,717  $212,743,566   $48,587,494  $108,267,773 $5,502,317   $18,599,466
                                      =================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


                                                                PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                  THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                   STATEMENT OF CHANGES IN NET ASSETS
                                                                         AVAILABLE FOR BENEFITS
                                                                   For the Year Ended December 31, 1997

                                                              Supplemental Information by Fund (Concluded)
                                      ---------------------------------------------------------------------------------------------


                                        Mid/Small   Conservative   Moderate    Aggressive
                                         Company      Pre-Mix      Pre-Mix       Pre-Mix        ESOP       Holding       Trust
ADDITIONS                              Stock Fund    Portfolio    Portfolio     Portfolio       Fund       Account      Loan Fund
                                      ---------------------------------------------------------------------------------------------
 Participant Deposits                   $ 2,409,279    $ 771,133  $ 2,321,616   $ 2,851,726          $ -    $      -           $ -
 Employers Contributions                    595,904      211,280      648,635       744,484            -           -             -
 Interfund Transfers - net                7,934,575    3,970,786    2,758,025     2,814,808     (232,439)          -       175,430
                                      ---------------------------------------------------------------------------------------------

      Total Deposits and Contributions   10,939,758    4,953,199    5,728,276     6,411,018     (232,439)           -      175,430
                                      ---------------------------------------------------------------------------------------------

Plan Interest in Master
   Trust Investment Income                4,410,891    1,396,726    3,420,292     3,091,544    1,096,756       97,263            -
                                      ---------------------------------------------------------------------------------------------
        Total Additions                  15,350,649    6,349,925    9,148,568     9,502,562      864,317       97,263      175,430
                                      ---------------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                              1,473,238    1,383,574    1,664,525     1,288,256      902,358            -    1,024,912
 Forfeitures                                 23,423        3,546       18,345        36,168            -            -            -
 Administrative Expenses                     41,808       20,560       45,651        42,036        6,033            -            -
 Transfer to/(from) Employee
   Savings Plan                            (181,983)     (71,562)     (94,785)     (182,353)      (5,983)           -     (122,716)
                                      ---------------------------------------------------------------------------------------------
        Total Deductions                  1,356,486    1,336,118    1,633,736     1,184,107      902,408            -      902,196
                                      ---------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS           13,994,163    5,013,807    7,514,832     8,318,455      (38,091)      97,263     (726,766)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR           15,367,420    8,438,376   20,107,820    14,181,718    5,329,959       47,109   11,871,036
                                      ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR           $ 29,361,583  $13,452,183  $27,622,652  $ 22,500,173   $5,291,868    $ 144,372  $11,144,270
                                      =============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.




                                                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                          THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                            STATEMENT OF CHANGES IN NET ASSETS
                                                                  AVAILABLE FOR BENEFITS
                                                           For the Year Ended December 31, 1996
                                                                   Supplemental Information by Fund
                                           ---------------------------------------------------------------------------------------

                                                                                   Enterprise     Large                    Interm.
                                            Equities                   Stable        Common      Company    Utilities    Government
                                             Growth       Balanced      Value        Stock      Stock Index  Equities    Securities
ADDITIONS                          Total      Fund         Fund         Fund         Fund          Fund        Fund         Fund
                               ---------------------------------------------------------------------------------------------------
 Participant Deposits          $ 28,928,457 $ 2,934,890   $1,318,684 $11,817,518   $2,769,588  $5,247,928  $1,009,102     $568,171
 Employers Contributions          7,724,863     742,012      335,692   3,280,090      798,778   1,334,628     256,733      149,824
 Interfund Transfers - net               -  (29,036,498) (13,312,480)    862,747  (12,640,657)  8,094,861 (13,211,523)  (1,356,553)
                               ---------------------------------------------------------------------------------------------------
Total Deposits and Contributions 36,653,320 (25,359,596) (11,658,104) 15,960,355   (9,072,291) 14,677,417 (11,945,688)    (638,558)
                               ---------------------------------------------------------------------------------------------------

Plan Interest in Master Trust
   Investment Income             34,518,823   3,544,014      776,735  15,263,104   (2,279,879) 13,410,802     479,587      133,502
                               ---------------------------------------------------------------------------------------------------
        Total Additions          71,172,143 (21,815,582) (10,881,369) 31,223,459  (11,352,170) 28,088,219 (11,466,101)    (505,056)
                               ---------------------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                     48,892,615   1,593,537    1,232,029  30,536,100    4,567,152   5,410,105   1,077,617      625,992
 Dividends Paid                     460,678          -           -           -          -           -          -          -
 Forfeitures                        145,221      24,050        7,723      26,591       14,901      34,030       8,440        8,581
 Transfer to/(from) Employee
    Savings Plan                   (10,686)     (70,049)     (21,641)    350,283       29,940    (185,980)    (25,763)      (1,878)
                               ----------------------------------------------------------------------------------------------------
        Total Deductions         49,487,828   1,547,538    1,218,111  30,912,974    4,611,993   5,258,155   1,060,294      632,695
                               ----------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS   21,684,315 (23,363,120) (12,099,480)    310,485  (15,964,163) 22,830,064 (12,526,395)  (1,137,751)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR  428,389,724  23,363,120   12,099,480 231,689,060   58,220,388  52,507,698  12,526,395    6,546,266
                               ---------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR   $450,074,039      $  -         $ -   $231,999,545  $42,256,225 $75,337,762  $ -          $5,408,515
                               ====================================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.






                                                                 PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                   THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                    STATEMENT OF CHANGES IN NET ASSETS
                                                                          AVAILABLE FOR BENEFITS
                                                                    For the Year Ended December 31, 1996

                                                               Supplemental Information by Fund (Concluded)
                                          ----------------------------------------------------------------------------------------


                                         International Mid/Small   Conserv.   Moderate  Aggressive
                                             Stock      Company    Pre-Mix    Pre-Mix     Pre-Mix     ESOP    Holding      Trust
ADDITIONS                                    Fund      Stock Fund Portfolio  Portfolio   Portfolio    Fund    Account    Loan Fund
                                          ----------------------------------------------------------------------------------------
 Participant Deposits                     $ 1,911,492  $ 364,252  $ 117,400  $ 450,068   $ 419,364 $       -$     -       $     -
 Employers Contributions                      460,294    100,243     33,228    110,232     123,109         -      -             -
 Interfund Transfers - net                  6,103,664 14,945,307  8,213,054 19,092,946  13,270,165  (704,973)     -      (320,060)
                                          ----------------------------------------------------------------------------------------
    Total Deposits and Contributions        8,475,450 15,409,802  8,363,682 19,653,246  13,812,638  (704,973)     -      (320,060)
                                          ----------------------------------------------------------------------------------------
Plan Interest in Master
   Trust Investment Income                  2,462,033      2,161    183,442    541,475     435,380  (451,671)  (3,774)     21,912
                                          ----------------------------------------------------------------------------------------

        Total Additions                    10,937,483 15,411,963  8,547,124 20,194,721  14,248,018(1,156,644)  (3,774)   (298,148)
                                          ----------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                2,127,678     42,832    108,705     86,814      63,729   376,876      -     1,043,449
 Dividends Paid                                     -          -          -          -           -   460,678      -             -
 Forfeitures                                   16,493      1,711         43         87       2,571         -      -             -
 Transfer to/(from) Employee
    Savings Plan                              (22,112)         -          -          -           -    (4,954)     -       (58,532)
                                          ---------------------------------------------------------------------------------------
        Total Deductions                    2,122,059     44,543    108,748     86,901      66,300   832,600      -       984,917
                                          ----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS              8,815,424 15,367,420  8,438,376 20,107,820  14,181,718(1,989,244)  (3,774) (1,283,065)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR             10,913,130          -          -          -           - 7,319,203   50,883  13,154,101
                                          ----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR              $ 19,728,554$15,367,420$8,438,376$20,107,820 $14,181,718$5,329,959  $47,109 $11,871,036
                                          ========================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


                          NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the PSE&G Thrift and Tax-Deferred Savings Plan (Plan) to encourage thrift and savings by eligible employees (Eligible Employees). It was first offered to Eligible Employees in 1981. Effective January 1, 1996, the trust that holds the Plan assets was converted into the Public Service Electric & Gas Master Employee Benefit Plan Trust, (Master Trust), a master trust covering all of the Company's qualified retirement plans including the Plan and the Public Service Electric & Gas Company Employee Savings Plan (Savings Plan) (See Note 4. Investment of the Plan and Savings Plan in the Master Trust.) The Plan was last amended August 11, 1997, effective August 11, 1997, except for changes listed below, which are effective subsequent to December 31, 1997. The Plan amendments made during 1997 provide for the following: an automatic rebalancing of investment funds; administrative and wording changes made, including the transfer of age and service credits and availability of
transferred   amounts  from  the  Cash  Balance  Plan;  partial  withdrawals  of nondeferred deposits and related earnings permitted after termination of employment and prior to age 70 1/2.

An employee may participate in the Plan from the date of hire. Matching Company Contributions begin when an employee has completed one Year of Service. At the time any employee who is a Participant in the Savings Plan becomes an Eligible Employee for the Plan, that employee will automatically be enrolled in the Plan, all balances in the Savings Plan will be transferred to the Plan and all contributions and investment elections in effect for the Savings Plan will remain in effect. Participation in the Plan is entirely voluntary, except with respect to those employees who participated in the Employee Stock Ownership Plan
(ESOP) Fund as a result of their participation in the PSE&G Tax Reduction Act Employee Stock Ownership Plan (TRASOP) and/or the PSE&G Payroll-Based Employee Stock Ownership Plan (PAYSOP), which plans were merged into this Plan in 1988. Eligible Employees are those employees not covered by a collective bargaining agreement and who were hired by PSE&G or any affiliate of PSE&G participating in the Plan (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Employee Benefits Committee of PSE&G (Committee), the Plan Administrator.

Under the Plan, each participating Employee (Participant) may elect to make basic deposits to Investment Funds of such Participant's choosing within the Thrift Account Fund of 1% - 8% of his/her compensation (Basic Deposits), and his/her respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions with respect to Basic Deposits in excess of 6% and up to 8% of Compensation are made in shares of the Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of the Company, and are not available for transfer to any other Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 17% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution.

Participants   may  designate  such  Basic  and/or   Supplemental   Deposits  as
Nondeferred   (post-income  tax  contributions)  or  Deferred   (pre-income  tax
contributions).

Each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year.

The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than 25% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Thrift Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time, subject to certain penalties and restrictions.

Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to the Trustee and separately held in the Plan's Thrift Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Each Participant is entitled to choose the investment Funds in which his/her Deposits and Employer Contributions will be invested from among the investment Funds offered under the Plan, except for Employer Contributions with respect to Basic Deposits in excess of 6%.

Bankers Trust Company is the Trustee of the Master Trust established pursuant to the Plan.

The following Plan change was effective March 31, 1998:

 1.The merger, for investment management purposes, of the Stable Value Funds and the Conservative and Moderate Pre-Mixed Portfolios in the Plan and Savings Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director, Performance and Rewards, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments over a period of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as are prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged by other lenders. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1997, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 8-1/4%, 8-1/2%, 8-1/2% and 8-1/2% (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dividends and Interest

Dividends, interest and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that investment Fund (See Expenses of Plan, below.)

All Deposits and Employer Contributions in the Stable Value Fund are invested in either traditional Guaranteed Investment Contracts issued by insurance companies or other financial intermediaries (Traditional GICs) or Benefit Responsive Agreements (Synthetic GICs) which are similar to Traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Plan. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the investment manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of the Stable Value Fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1997, the composite rate of interest earned by such assets so invested was not less than 6.33%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Valuation of Investments

The value of the Enterprise Common Stock Fund, the Large Company Stock Index Fund, the Intermediate Government Securities Fund, the International Stock Fund, the Mid/Small Company Stock Fund and the shares of Enterprise Common Stock held by the ESOP Fund is based upon quoted market values. The value of the Stable Value Fund is based on the contract value of all GICs in which the assets of the Stable Value Fund are invested. These contracts are included in the financial statements at contract value, which approximates fair value. Temporary investments are valued at cost, which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), as permitted by applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's
(DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan Year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan Year.

Expenses of Plan

Effective January 1, 1997, all expenses incurred with the administration of the Plan, including taxes and brokerage costs, are deducted from the Trust Fund. However, prior to January 1, 1997, all expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by the Employers.

The assets of the Common Stock Fund and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for the Common Stock Fund are purchased by the Trustee either directly from Enterprise, at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP Fund is in a "sell" position and the Common Stock Fund is in a "buy" position, the Common Stock Fund will buy from the ESOP Fund at the closing price on the New York Stock Exchange for that day. In such case, no brokerage commissions are charged on the transaction. Otherwise, all shares sold for the Common Stock Fund and the ESOP Fund are sold by the Trustee on the open market through a broker. The proceeds, net of brokerage commissions and transfer taxes, are distributed to the Participant.

Loans

A loan to a Participant is considered an investment in such Participant's Thrift Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Thrift Account. Repayments of the principal amount of the loan are credited to each such sub-account and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

     (a)  Deferred Deposits

     (b)  Unmatured Vested Employer Contributions

     (c)  Matured Vested Employer Contributions

     (d)  Rollover Contributions

     (e)  Unmatured Post-1986 Nondeferred Deposits

     (f)  Matured Post-1986 Nondeferred Deposits

     (g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan Provisions).

Interfund Transfers -- ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, shares of Enterprise Common Stock from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Holding Account

The Holding Account is a vehicle to record the transactions either from one investment Fund to another investment Fund or from an investment Fund to an outside source. Daily balances which remain in the Holding Account are temporarily invested in short-term, liquid investments until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to investment Fund transfers, Deposits, Employer Contributions, withdrawals, receipts of dividends and interest, expenses incurred in connection with the administration of the Plan, benefit payments and loan transactions.

Vesting

Employer Contributions to a Participant's Thrift Account are immediately vested upon a Participant's completion of five years of service with the Employer or when a Participant is eligible for retirement, disabled, laid off or dies. A Participant who was formerly a participant in the U.S. Energy Partners 401 (K) Plan (which was merged into the Plan in 1996), will become vested in the value of his or her U.S. Energy Partners Employer Contribution Sub-account according to the following schedule:

   Years of Service                Vested Percentage
   ----------------                -----------------
   Less than one                          0%
   One                                   20%
   Two                                   40%
   Three                                 60%
   Four                                  80%
   Five or More                         100%

All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC
(hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Rights Upon Termination

The Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to the Participants based on the balances in their individual accounts at the date of termination.

3. INVESTMENTS

The financial statements of the Plan include the following:

   A. Thrift Account Investment Funds

      (1) The assets of the Stable Value Fund are invested in GICs and similar investment instruments issued by insurance companies or other financial institutions which contractually provide for a guarantee of principal and interest for the respective contract periods. Effective October 1997, PRIMCO Capital Management was hired to manage the assets of the Stable Value Fund. All contract values approximate fair values.

        The following Traditional GICs are continuing in effect:

        (i)A five year contract with Provident National Assurance Company, with an additional guarantee on the timely payment of principal and interest issued by MBIA, expiring December 31, 1998, effective interest rate of 5.63%, contract value of $19,969,859;

        (ii) A five year and a four and one-half year contract with Metropolitan Life Insurance Company, expiring June 30, 1998 and December 31, 1999, respectively, effective interest rates of 5.70% and 8.17%, respectively, contract values of $6,179,241 and $14,905,431, respectively;

        (iii) A five year contract with Allstate Life Insurance Company, expiring June 30, 1998, effective interest rate of 6.00%, contract value of $19,473,824;

        (iv) A five year contract with the Principal Mutual Life Insurance Company, expiring on December 31, 1999, effective interest rate of 8.15%, contract value of $16,437,546;

        (v)A five year contract with First Allmerica Financial Life Insurance Company, formerly known as State Mutual Life Insurance Company, expiring January 4, 1999, effective interest rate of 5.66%, contract value of $19,932,689; and

        (vi) A five year contract with New York Life Insurance Company, expiring June 30, 1999, effective interest rate of 7.07%, contract value of $33,528,128.

        The following Synthetic GICs are continuing in effect:

        (i)An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective crediting rate, as of December 31, 1997, of 7.19% and a contract value of $38,140,916. The crediting rate for the Synthetic GIC effective January 1, 1998 through March 31, 1998 was 7.32%.

        (ii) An open-ended contract with The Chase Manhattan Bank as the book value wrapper and Seix Investment Advisors managing the underlying portfolio providing an effective crediting rate as of December 31, 1997 of 6.94% and a contract value of $16,507,633. The crediting rate effective March 31, 1998 was 7.03%.

        (iii) A five year floating-rate contract with Caisse des Depots, expiring November 26, 2002, effective crediting rate as of December 31, 1997 of 5.95%, contract value of $2,020,012. The crediting rate effective March 31, 1998 was 5.62%.

      (2) The assets of the Enterprise Common Stock Fund are invested in Enterprise Common Stock.

      (3) Effective September 1997, the assets of the Large Company Stock Index Fund are invested in the capital stock of Vanguard Institutional Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by The Vanguard Group, Inc. The prospectus for the Stock Equities Index Fund indicates that such fund seeks to replicate the investment performance of the Standard and Poor's 500 Composite Stock Price Index. Prior to September 1997, the assets of the Large Company Stock Index Fund were invested in the Bankers Trust Institutional Equity 500 Index Fund managed by Bankers Trust Company.

      (4) The assets of the Intermediate Government Securities Fund are invested in the capital stock of the Delaware-Voyageur U.S. Government Securities Fund ("Delaware-Voyageur U.S. Government Securities Fund"), an open-end diversified mutual fund managed by the Delaware Management Company, Inc. The prospectus for the Delaware-Voyageur U.S. Government Securities Fund indicates that such fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

      (5) The assets of the International Stock Fund are invested in the capital stock of T. Rowe Price International Funds Inc. ("T. Rowe Price International Stock Fund"), a no-load, open-ended investment company or mutual fund managed by Rowe Price-Fleming International, Inc. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

      (6) The assets of the Mid/Small Company Stock Fund are invested in the capital stock of the Putnam Vista Fund, an open-ended, investment company managed by Putnam Investment Management, Inc. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

      (7) The assets of the Conservative Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment
        Funds: 40% Stable Value Fund, 20% Intermediate Government Securities Fund, 20% Large Company Stock Index Fund, 10% International Stock Fund, and 10% Mid/Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

      (8) The assets of the Moderate Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 25% Large Company Stock Index Fund, 20% Stable Value Fund, 20% International Stock Fund, 20% Intermediate Government Securities Fund, and 15% Mid/Small Company Stock Fund. Every quarter the trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

      (9) The assets of the Aggressive Pre-Mix Portfolio are invested in specific percentages within a mix of four existing Plan investment
        Funds: 30% Large Company Stock Index Fund, 25% International Stock Fund, 25% Mid/Small Company Stock Fund, and 20% Intermediate Government Securities Fund. Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

   B. ESOP Fund

      Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the non-bargaining unit portions of PSE&G's former TRASOP and PAYSOP. No additional contributions to or transfers into the ESOP Fund are presently permitted or were allowed during 1997.

      C.   PARTICIPANTS

                                                   Participants
                                                  As of December 31,
                                                  ------------------
                                                   1997       1996
                                                   -----      -----

Total Plan Participants                            6,231      6,156

Participants by Fund

Stable Value Fund                                  3,471      3,914
Enterprise Common Stock Fund                       3,900      2,099
Large Company Stock Index Fund                     2,886      2,622
Intermediate Government Securities Fund              677        749
International Stock Fund                           1,473      1,495
Mid/Small Company Stock Fund (1)                   1,543      1,091
Conservative  Pre-Mix Portfolio (1)                  570        435
Moderate Pre-Mix Portfolio (1)                     1,138        930
Aggressive Pre-Mix Portfolio (1)                   1,374      1,045
ESOP Fund                                            482        559
-------------------------------------------
(1)  New Investment Option in 1996.

4. INVESTMENT OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

Since January 1, 1996, the Plan's investments have been included in the Master Trust which was established for the investment of assets of all of the Company's qualified retirement plans including the Plan and the Savings Plan. The following tables present the fair values of and the investment income recognized by the investments of the Plan and Savings Plan in the Master Trust as of and for the periods ending December 31, 1997 and 1996. As of December 31, 1997 and 1996, the Plan's interest in such assets of the Master Trust were approximately 65% and 63%, respectively.

                                                 December 31,
                                                 ------------
                                             1997            1996
                                             ----            ----
Investments at fair value:
   Participant Loans                    $ 23,576,663    $  22,451,539
   Cash and Cash equivalents              47,743,519       41,413,758
   Common Stock of Public
    Service Enterprise Group              92,087,265       75,274,227
   Mutual Funds                          326,616,013      218,696,575
   Guaranteed Insurance Contracts        279,675,584      308,079,794
                                        ------------    -------------
                                        $769,699,044     $665,915,893
                                        ============    =============


                                                 December 31,
                                                 ------------
                                             1997            1996
                                             ----            ----
Investment income recognized:
   Net appreciation in fair value of
   Mutual Funds*                        $  57,823,392    $32,523,112
   Net appreciation/(depreciation) in
    fair value of Common Stock
    of Enterprise                          14,876,883   (11,569,069)
   Interest from Mutual Funds                 864,144         45,265
   Interest from Common Stock of
    Enterprise Funds                          319,066        154,745
   Interest from Guaranteed Insurance
    Contracts                              20,956,370     20,845,795
   Dividends from Common Stock of
    Enterprise                              5,268,123      6,676,501
                                         ------------   ------------
                                         $100,107,978    $48,676,349
                                         ============   ============


   * Includes Dividends earned from Mutual Funds.

5. UNIT VALUE INFORMATION -- THRIFT ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Thrift Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Thrift Account, including interest paid thereon, by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction. The unit information of investments by Investment Fund as of the last business day of each year is as follows:

                                        Unit Value
      Investment Fund        Year       (Dollars)      Number of Units
      ---------------        ----      -----------     ---------------
Stable Value Fund            1997      $12.924276      16,460,772.072
                             1996      $12.154370      19,100,248.073

Enterprise Common Stock      1997      $11.554155      4,205,196.717
Fund                         1996      $ 9.916231      4,264,794.978

Large Company Stock Index    1997      $15.509003      6,980,962.781
Fund                         1996      $11.659470      6,461,508.254

Intermediate Govt.           1997      $11.443806        480,811.817
Securities Fund              1996      $10.507339        514,736.944

International Stock Fund     1997      $11.238976      1,654,907.492
                             1996      $10.966759      1,798,940.875

Mid/Small Company Stock      1997      $12.276519      2,391,686.365
Fund (1)                     1996      $ 9.984863      1,539,071.772

Conservative Pre-Mix         1997      $11.704520      1,149,315.207
Portfolio (1)                1996      $10.316256        817,968.831

Moderate Pre-Mix             1997      $11.945299      2,312,428.641
Portfolio (1)                1996      $10.369822      1,939,070.825

Aggressive Pre-Mix           1997      $12.264464      1,834,582.656
Portfolio (1)                1996      $10.399420      1,364,886.881
-----------------------------

(1)  New Investment Option in 1996.

ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at the Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:

                Year      Price per share         Number of shares
                ----      ---------------         ----------------
                1997         $31.6875                 167,002
                1996         $27.2500                 195,947

6. FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust including the portions of the former TRASOP and PAYSOP applicable to non-bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect, dated April 8, 1998, was obtained from the Internal Revenue Service.
Participants are not taxed on Deferred Deposits, Employer Contributions or on the earnings credited to their Thrift Account Fund, until distribution of such amounts from the Plan.

7. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                     Public Service Electric and Gas Company
                      Thrift and Tax-Deferred Savings Plan
                    -----------------------------------------
                                 (Name of Plan)


                           By:  M. PETER MELLETT
                         -----------------------------
                                M. Peter Mellett
                              Chairman of Employee
                               Benefits Committee

Date: June 23, 1998

                                  EXHIBIT INDEX

Exhibit Number

   1 Public  Service  Electric and Gas Company Thrift and  Tax-Deferred  Savings
     Plan, amended effective August 11, 1997.

   2 Independent Auditors' Consent